UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-55497
NOTIFICATION OF LATE FILING	CUSIP NUMBER 266042100

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		December 31, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Duos Technologies Group, Inc.
Full Name of Registrant.

Former Name if Applicable

622 Southpoint Drive S., Suite 310
Address of Principal Executive Office (Street and Number)

Jacksonville, Florida 32216
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 could not be filed by the prescribed due date of March 30, 2016 because registrant had not yet finalized its treatment and disclosure of certain material subsequent events that occurred during the current fiscal quarter requiring audit review.  Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject annual report will be filed on or before April 14, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Adrian Goldfarb	904	652 1616
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2014, the registrant had revenues of $4.2 million and a net loss of $2.1 million. For the year ended December 31, 2015, the registrant had revenues of approximately $6.8 million and a net loss of approximately $2.3 million.

The increase in revenues during the 2015 period as compared to the 2014 period is the result of three quarters of operations reflecting the reverse merger with Duos Technologies, Inc., which was completed in April 2015.  The net loss for the 2015 period is primarily attributable to a one-time impairment loss of $1.6 million from the write-off of intangible assets recorded in connection with the merger.

Duos Technologies Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2016	By:	/s/ Adrian Goldfarb
Adrian Goldfarb Chief Financial Officer